SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

YY INC.

(Name of Issuer)

Class A common shares

(Title of Class of Securities)

98426T 10 6

(CUSIP Number)

Jenny Hong Wei Lee 2494 Sand Hill Road, Suite 100 Menlo Park, California 94025 (650) 475-2150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98426T 10 6	13D	Page 2

1.	Name of Reporting Persons Granite Global Ventures III L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 100,833,340 Class A common shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 100,833,340 Class A common shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,833,340 Class A common shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.5% (3)(4)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule is filed by Granite Global Ventures III L.P., GGV III Entrepreneurs Fund L.P., Granite Global Ventures III L.L.C., Messrs. Scott B. Bonham, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas K. Ng, Fumin Zhuo, Ms. Jenny Hong Wei Lee and Ms. Jessie Jin (collectively, the “Reporting Persons”). These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of (i) 19,680,000 Class A common shares underlying American Depository Shares (“ADS”) plus 79,539,740 Class A common shares issuable upon conversion of Class B Common shares on a 1-for-1 basis held by Granite Global Ventures III L.P. and (ii) 320,000 Class A common shares underlying ADS plus 1,293,600 Class A common shares issuable upon conversion of Class B Common shares on a 1-for-1 basis held by GGV III Entrepreneurs Fund L.P.. Granite Global Ventures III L.L.C. serves as the General Partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. As such, Granite Global Ventures III L.L.C. possesses power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. owns no securities of the Issuer directly. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Fumin Zhuo and Jessie Jin are Managing Directors of Granite Global Ventures III L.L.C. As such, Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Fumin Zhuo and Jessie Jin possess power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Fumin Zhuo and Jessie Jin own no securities of the Issuer directly.
(3)	This percentage is calculated based on the Issuer’s aggregate Class A common shares equivalent, based on a total of 156,000,000 Class A common shares underlying the ADS and 907,833,224 Class A common shares issuable upon conversion of Class B shares as reported in the issuer’s Form 424B4 and filed with the Securities and Exchange Commission on November 21, 2012.
(4)	The 100,833,340 Class A common shares held by the Reporting Persons represents 42.6% of the Issuer’s aggregate Class A common shares outstanding, based on a total of 156,000,000 Class A common shares underlying the ADS and 80,833,340 Class A common shares issuable upon conversion of Class B shares held by the Reporting Persons as of November 21, 2012.

CUSIP No. 98426T 10 6	13D	Page 3

1.	Name of Reporting Persons GGV III Entrepreneurs Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 100,833,340 Class A common shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 100,833,340 Class A common shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,833,340 Class A common shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.5% (3)(4)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of (i) 19,680,000 Class A common shares underlying American Depository Shares (“ADS”) plus 79,539,740 Class A common shares issuable upon conversion of Class B Common shares on a 1-for-1 basis held by Granite Global Ventures III L.P. and (ii) 320,000 Class A common shares underlying ADS plus 1,293,600 Class A common shares issuable upon conversion of Class B Common shares on a 1-for-1 basis held by GGV III Entrepreneurs Fund L.P.. Granite Global Ventures III L.L.C. serves as the General Partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. As such, Granite Global Ventures III L.L.C. possesses power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. owns no securities of the Issuer directly. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Fumin Zhuo and Jessie Jin are Managing Directors of Granite Global Ventures III L.L.C. As such, Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Fumin Zhuo and Jessie Jin possess power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Fumin Zhuo and Jessie Jin own no securities of the Issuer directly.
(3)	This percentage is calculated based on the Issuer’s aggregate Class A common shares equivalent, based on a total of 156,000,000 Class A common shares underlying the ADS and 907,833,224 Class A common shares issuable upon conversion of Class B shares as reported in the issuer’s Form 424B4 and filed with the Securities and Exchange Commission on November 21, 2012.
(4)	The 100,833,340 Class A common shares held by the Reporting Persons represents 42.6% of the Issuer’s aggregate Class A common shares outstanding, based on a total of 156,000,000 Class A common shares underlying the ADS and 80,833,340 Class A common shares issuable upon conversion of Class B shares held by the Reporting Persons as of November 21, 2012.

CUSIP No. 98426T 10 6	13D	Page 4

1.	Name of Reporting Persons Granite Global Ventures III L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 100,833,340 Class A common shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 100,833,340 Class A common shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,833,340 Class A common shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.5% (3)(4)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of (i) 4,960,987 ADS held by Granite Global Ventures III L.P. of which 3,976,987 ADS represent 79,539,740 Class B common shares and 984,000 ADS represent 19,680,000 Class A common shares and (ii) 80,680 ADS held by GGV III Entrepreneurs Fund L.P. of which 64,680 ADS represent 1,293,600 Class B common shares and 16,000 ADS represent 320,000 Class A common shares. Granite Global Ventures III L.L.C. serves as the General Partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. As such, Granite Global Ventures III L.L.C. possesses power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. owns no securities of the Issuer directly. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Fumin Zhuo and Jessie Jin are Managing Directors of Granite Global Ventures III L.L.C. As such, Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Fumin Zhuo and Jessie Jin possess power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Fumin Zhuo and Jessie Jin own no securities of the Issuer directly.
(3)	This percentage is calculated based on the Issuer’s aggregate Class A common shares equivalent, based on a total of 156,000,000 Class A common shares underlying the ADS and 907,833,224 Class A common shares issuable upon conversion of Class B shares as reported in the issuer’s Form 424B4 and filed with the Securities and Exchange Commission on November 21, 2012.
(4)	The 100,833,340 Class A common shares held by the Reporting Persons represents 42.6% of the Issuer’s aggregate Class A common shares outstanding, based on a total of 156,000,000 Class A common shares underlying the ADS and 80,833,340 Class A common shares issuable upon conversion of Class B shares held by the Reporting Persons as of November 21, 2012.

CUSIP No. 98426T 10 6	13D	Page 5

1.	Name of Reporting Persons Scott B. Bonham
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 100,833,340 Class A common share (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 100,833,340 Class A common share (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,833,340 Class A common share (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.5% (3)(4)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of (i) 19,680,000 Class A common shares underlying American Depository Shares (“ADS”) plus 79,539,740 Class A common shares issuable upon conversion of Class B Common shares on a 1-for-1 basis held by Granite Global Ventures III L.P. and (ii) 320,000 Class A common shares underlying ADS plus 1,293,600 Class A common shares issuable upon conversion of Class B Common shares on a 1-for-1 basis held by GGV III Entrepreneurs Fund L.P.. Granite Global Ventures III L.L.C. serves as the General Partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. As such, Granite Global Ventures III L.L.C. possesses power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. owns no securities of the Issuer directly. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Fumin Zhuo and Jessie Jin are Managing Directors of Granite Global Ventures III L.L.C. As such, Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Fumin Zhuo and Jessie Jin possess power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Fumin Zhuo and Jessie Jin own no securities of the Issuer directly.
(3)	This percentage is calculated based on the Issuer’s aggregate Class A common shares equivalent, based on a total of 156,000,000 Class A common shares underlying the ADS and 907,833,224 Class A common shares issuable upon conversion of Class B shares as reported in the issuer’s Form 424B4 and filed with the Securities and Exchange Commission on November 21, 2012.
(4)	The 100,833,340 Class A common shares held by the Reporting Persons represents 42.6% of the Issuer’s aggregate Class A common shares outstanding, based on a total of 156,000,000 Class A common shares underlying the ADS and 80,833,340 Class A common shares issuable upon conversion of Class B shares held by the Reporting Persons as of November 21, 2012.

CUSIP No. 98426T 10 6	13D	Page 6

1.	Name of Reporting Persons Jixun Foo
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 100,833,340 Class A common share (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 100,833,340 Class A common share (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,833,340 Class A common share (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.5% (3)(4)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of (i) 19,680,000 Class A common shares underlying American Depository Shares (“ADS”) plus 79,539,740 Class A common shares issuable upon conversion of Class B Common shares on a 1-for-1 basis held by Granite Global Ventures III L.P. and (ii) 320,000 Class A common shares underlying ADS plus 1,293,600 Class A common shares issuable upon conversion of Class B Common shares on a 1-for-1 basis held by GGV III Entrepreneurs Fund L.P.. Granite Global Ventures III L.L.C. serves as the General Partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. As such, Granite Global Ventures III L.L.C. possesses power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. owns no securities of the Issuer directly. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Fumin Zhuo and Jessie Jin are Managing Directors of Granite Global Ventures III L.L.C. As such, Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Fumin Zhuo and Jessie Jin possess power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Fumin Zhuo and Jessie Jin own no securities of the Issuer directly.
(3)	This percentage is calculated based on the Issuer’s aggregate Class A common shares equivalent, based on a total of 156,000,000 Class A common shares underlying the ADS and 907,833,224 Class A common shares issuable upon conversion of Class B shares as reported in the issuer’s Form 424B4 and filed with the Securities and Exchange Commission on November 21, 2012.
(4)	The 100,833,340 Class A common shares held by the Reporting Persons represents 42.6% of the Issuer’s aggregate Class A common shares outstanding, based on a total of 156,000,000 Class A common shares underlying the ADS and 80,833,340 Class A common shares issuable upon conversion of Class B shares held by the Reporting Persons as of November 21, 2012.

CUSIP No. 98426T 10 6	13D	Page 7

1.	Name of Reporting Persons Glenn Solomon
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 100,833,340 Class A common shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 100,833,340 Class A common shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,833,340 Class A common shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.5% (3)(4)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of (i) 19,680,000 Class A common shares underlying American Depository Shares (“ADS”) plus 79,539,740 Class A common shares issuable upon conversion of Class B Common shares on a 1-for-1 basis held by Granite Global Ventures III L.P. and (ii) 320,000 Class A common shares underlying ADS plus 1,293,600 Class A common shares issuable upon conversion of Class B Common shares on a 1-for-1 basis held by GGV III Entrepreneurs Fund L.P.. Granite Global Ventures III L.L.C. serves as the General Partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. As such, Granite Global Ventures III L.L.C. possesses power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. owns no securities of the Issuer directly. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Fumin Zhuo and Jessie Jin are Managing Directors of Granite Global Ventures III L.L.C. As such, Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Fumin Zhuo and Jessie Jin possess power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Fumin Zhuo and Jessie Jin own no securities of the Issuer directly.
(3)	This percentage is calculated based on the Issuer’s aggregate Class A common shares equivalent, based on a total of 156,000,000 Class A common shares underlying the ADS and 907,833,224 Class A common shares issuable upon conversion of ‘Class B shares as reported in the issuer’s Form 424B4 and filed with the Securities and Exchange Commission on November 21, 2012.
(4)	The 100,833,340 Class A common shares held by the Reporting Persons represents 42.6% of the Issuer’s aggregate Class A common shares outstanding, based on a total of 156,000,000 Class A common shares underlying the ADS and 80,833,340 Class A common shares issuable upon conversion of Class B shares held by the Reporting Persons as of November 21, 2012.

CUSIP No. 98426T 10 6	13D	Page 8

1.	Name of Reporting Persons Jenny Hong Wei Lee
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 100,833,340 Class A common shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 100,833,340 Class A common shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,833,340 Class A common shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.5% (3)(4)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of (i) 19,680,000 Class A common shares underlying American Depository Shares (“ADS”) plus 79,539,740 Class A common shares issuable upon conversion of Class B Common shares on a 1-for-1 basis held by Granite Global Ventures III L.P. and (ii) 320,000 Class A common shares underlying ADS plus 1,293,600 Class A common shares issuable upon conversion of Class B Common shares on a 1-for-1 basis held by GGV III Entrepreneurs Fund L.P.. Granite Global Ventures III L.L.C. serves as the General Partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. As such, Granite Global Ventures III L.L.C. possesses power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. owns no securities of the Issuer directly. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Fumin Zhuo and Jessie Jin are Managing Directors of Granite Global Ventures III L.L.C. As such, Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Fumin Zhuo and Jessie Jin possess power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Fumin Zhuo and Jessie Jin own no securities of the Issuer directly.
(3)	This percentage is calculated based on the Issuer’s aggregate Class A common shares equivalent, based on a total of 156,000,000 Class A common shares underlying the ADS and 907,833,224 Class A common shares issuable upon conversion of ‘Class B shares as reported in the issuer’s Form 424B4 and filed with the Securities and Exchange Commission on November 21, 2012.
(4)	The 100,833,340 Class A common shares held by the Reporting Persons represents 42.6% of the Issuer’s aggregate Class A common shares outstanding, based on a total of 156,000,000 Class A common shares underlying the ADS and 80,833,340 Class A common shares issuable upon conversion of Class B shares held by the Reporting Persons as of November 21, 2012.

CUSIP No. 98426T 10 6	13D	Page 9

1.	Name of Reporting Persons Hany M. Nada
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 100,833,340 Class A common shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 100,833,340 Class A common shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,833,340 Class A common shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.5% (3)(4)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of (i) 19,680,000 Class A common shares underlying American Depository Shares (“ADS”) plus 79,539,740 Class A common shares issuable upon conversion of Class B Common shares on a 1-for-1 basis held by Granite Global Ventures III L.P. and (ii) 320,000 Class A common shares underlying ADS plus 1,293,600 Class A common shares issuable upon conversion of Class B Common shares on a 1-for-1 basis held by GGV III Entrepreneurs Fund L.P.. Granite Global Ventures III L.L.C. serves as the General Partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. As such, Granite Global Ventures III L.L.C. possesses power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. owns no securities of the Issuer directly. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Fumin Zhuo and Jessie Jin are Managing Directors of Granite Global Ventures III L.L.C. As such, Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Fumin Zhuo and Jessie Jin possess power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Fumin Zhuo and Jessie Jin own no securities of the Issuer directly.
(3)	This percentage is calculated based on the Issuer’s aggregate Class A common shares equivalent, based on a total of 156,000,000 Class A common shares underlying the ADS and 907,833,224 Class A common shares issuable upon conversion of ‘Class B shares as reported in the issuer’s Form 424B4 and filed with the Securities and Exchange Commission on November 21, 2012.
(4)	The 100,833,340 Class A common shares held by the Reporting Persons represents 42.6% of the Issuer’s aggregate Class A common shares outstanding, based on a total of 156,000,000 Class A common shares underlying the ADS and 80,833,340 Class A common shares issuable upon conversion of Class B shares held by the Reporting Persons as of November 21, 2012.

CUSIP No. 98426T 10 6	13D	Page 10

1.	Name of Reporting Persons Thomas K. Ng
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 100,833,340 Class A common shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 100,833,340 Class A common shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,833,340 Class A common shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.5% (3)(4)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of (i) 19,680,000 Class A common shares underlying American Depository Shares (“ADS”) plus 79,539,740 Class A common shares issuable upon conversion of Class B Common shares on a 1-for-1 basis held by Granite Global Ventures III L.P. and (ii) 320,000 Class A common shares underlying ADS plus 1,293,600 Class A common shares issuable upon conversion of Class B Common shares on a 1-for-1 basis held by GGV III Entrepreneurs Fund L.P.. Granite Global Ventures III L.L.C. serves as the General Partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. As such, Granite Global Ventures III L.L.C. possesses power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. owns no securities of the Issuer directly. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Fumin Zhuo and Jessie Jin are Managing Directors of Granite Global Ventures III L.L.C. As such, Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Fumin Zhuo and Jessie Jin possess power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Fumin Zhuo and Jessie Jin own no securities of the Issuer directly.
(3)	This percentage is calculated based on the Issuer’s aggregate Class A common shares equivalent, based on a total of 156,000,000 Class A common shares underlying the ADS and 907,833,224 Class A common shares issuable upon conversion of ‘Class B shares as reported in the issuer’s Form 424B4 and filed with the Securities and Exchange Commission on November 21, 2012.
(4)	The 100,833,340 Class A common shares held by the Reporting Persons represents 42.6% of the Issuer’s aggregate Class A common shares outstanding, based on a total of 156,000,000 Class A common shares underlying the ADS and 80,833,340 Class A common shares issuable upon conversion of Class B shares held by the Reporting Persons as of November 21, 2012.

CUSIP No. 98426T 10 6	13D	Page 11

1.	Name of Reporting Persons Fumin Zhuo
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 100,833,340 Class A common shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 100,833,340 Class A common shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,833,340 Class A common shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.5% (3)(4)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of (i) 19,680,000 Class A common shares underlying American Depository Shares (“ADS”) plus 79,539,740 Class A common shares issuable upon conversion of Class B Common shares on a 1-for-1 basis held by Granite Global Ventures III L.P. and (ii) 320,000 Class A common shares underlying ADS plus 1,293,600 Class A common shares issuable upon conversion of Class B Common shares on a 1-for-1 basis held by GGV III Entrepreneurs Fund L.P.. Granite Global Ventures III L.L.C. serves as the General Partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. As such, Granite Global Ventures III L.L.C. possesses power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. owns no securities of the Issuer directly. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Fumin Zhuo and Jessie Jin are Managing Directors of Granite Global Ventures III L.L.C. As such, Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Fumin Zhuo and Jessie Jin possess power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Fumin Zhuo and Jessie Jin own no securities of the Issuer directly.
(3)	This percentage is calculated based on the Issuer’s aggregate Class A common shares equivalent, based on a total of 156,000,000 Class A common shares underlying the ADS and 907,833,224 Class A common shares issuable upon conversion of ‘Class B shares as reported in the issuer’s Form 424B4 and filed with the Securities and Exchange Commission on November 21, 2012.
(4)	The 100,833,340 Class A common shares held by the Reporting Persons represents 42.6% of the Issuer’s aggregate Class A common shares outstanding, based on a total of 156,000,000 Class A common shares underlying the ADS and 80,833,340 Class A common shares issuable upon conversion of Class B shares held by the Reporting Persons as of November 21, 2012.

CUSIP No. 98426T 10 6	13D	Page 12

1.	Name of Reporting Persons Jessie Jin
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 100,833,340 Class A common shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 100,833,340 Class A common shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,833,340 Class A common shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.5% (3)(4)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of (i) 19,680,000 Class A common shares underlying American Depository Shares (“ADS”) plus 79,539,740 Class A common shares issuable upon conversion of Class B Common shares on a 1-for-1 basis held by Granite Global Ventures III L.P. and (ii) 320,000 Class A common shares underlying ADS plus 1,293,600 Class A common shares issuable upon conversion of Class B Common shares on a 1-for-1 basis held by GGV III Entrepreneurs Fund L.P.. Granite Global Ventures III L.L.C. serves as the General Partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. As such, Granite Global Ventures III L.L.C. possesses power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. owns no securities of the Issuer directly. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Fumin Zhuo and Jessie Jin are Managing Directors of Granite Global Ventures III L.L.C. As such, Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Fumin Zhuo and Jessie Jin possess power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Fumin Zhuo and Jessie Jin own no securities of the Issuer directly.
(3)	This percentage is calculated based on the Issuer’s aggregate Class A common shares equivalent, based on a total of 156,000,000 Class A common shares underlying the ADS and 907,833,224 Class A common shares issuable upon conversion of ‘Class B shares as reported in the issuer’s Form 424B4 and filed with the Securities and Exchange Commission on November 21, 2012.
(4)	The 100,833,340 Class A common shares held by the Reporting Persons represents 42.6% of the Issuer’s aggregate Class A common shares outstanding, based on a total of 156,000,000 Class A common shares underlying the ADS and 80,833,340 Class A common shares issuable upon conversion of Class B shares held by the Reporting Persons as of November 21, 2012.

Introductory Note: This statement on Schedule 13D filed with the Commission is being filed on behalf of Granite Global Ventures III L.P., a limited partnership organized under the laws of the State of Delaware, GGV III Entrepreneurs Fund L.P., a limited partnership organized under the laws of the State of Delaware, Granite Global Ventures III L.L.C., a limited liability company organized under the laws of the State of Delaware (collectively, the “GGV Entities”), Messrs. Scott B. Bonham, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas K. Ng, Fumin Zhuo, Ms. Jenny Hong Wei Lee and Ms. Jessie Jin (collectively with the GGV Entities, the “Reporting Persons”) in respect of ADS, of YY Inc. (the “Issuer”).

Item 1.	Security and Issuer.

This statement relates to ADS of the Issuer having its principal executive office at No. 50 Jianzhung Road, Tianhe Software Park, Tianhe District, Guangzhou F4 510660, People’s Republic of China.

Item 2.	Identity and Background.

(a) The name of the Reporting Persons are Granite Global Ventures III L.P. (“GGV III”), GGV III Entrepreneurs Fund L.P. (“GGV III Entrepreneurs”), Granite Global Ventures III L.L.C., (“GGV III LLC”)., Messrs. Scott B. Bonham, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas K. Ng, Fumin Zhuo, Ms. Jenny Hong Wei Lee and Ms. Jessie Jin. A copy of their agreement in writing to file this statement of behalf of each of them is attached hereto as Exhibit 1. GGV III and GGV III Entrepreneurs are limited partnerships organized under the laws of the State of Delaware. GGV III LLC, a limited liability company organized under the laws of the State of Delaware, is the general partner of GGV III and GGV III Entrepreneurs. Messrs. Scott B. Bonham, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas K. Ng, Fumin Zhuo, Ms. Jenny Hong Wei Lee and Ms. Jessie Jin are Managing Directors of GGV III LLC.

(b) The business address for GGV III, GGV III Entrepreneurs, GGV III LLC, and Messrs. Scott B. Bonham, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas K. Ng, Fumin Zhuo, Ms. Jenny Hong Wei Lee and Ms. Jessie Jin is 2494 Sand Hill Road, Suite 100, Menlo Park, California 94025.

(c) Messrs. Scott B. Bonham, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas K. Ng, Fumin Zhuo, Ms. Jenny Hong Wei Lee and Ms. Jessie Jin are Managing Directors of GGV III LLC. The address for Messrs. Scott B. Bonham, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas K. Ng, Fumin Zhuo, Ms. Jenny Hong Wei Lee and Ms. Jessie Jin is 2494 Sand Hill Road, Suite 100, Menlo Park, California 94025. The principal business for each of the forgoing reporting persons is the venture capital investment business.

(d) During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) GGV III and GGV III Entrepreneurs are limited partnerships organized under the laws of the State of Delaware. GGV III LLC is a limited liability company organized under the laws of the State of Delaware. Mr. Scott B. Bonham is a Canadian citizen. Messrs. Hany M. Nada, Thomas K. Ng and Glenn Solomon are citizens of the United States of America. Mr. Jixun Foo and Ms. Jenny Hong Wei Lee are citizens of Singapore. Mr. Fumin Zhuo and Ms. Jessie Jin are citizens of the People’s Republic of China.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling GGV III LLC (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

13.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 21, 2012, the Issuer’s Prospectus on Form 424B4 filed with the Commission in connection with its initial public offering (the “IPO”) of its ADS was declared effective by the Commission. The closing of the IPO took place on November 21, 2012. The Reporting Persons purchased shares at such closing.

GGV III and GGV III Entrepreneurs acquired 19,680,000 and 320,000, respectively, of the Issuer’s Class A common shares underlying ADS, par value $0.00001 per share, at a weighted average purchase price of $10.50 per share and an aggregate gross purchase price of $10,500,000. The shares were acquired on November 21, 2012. The funds used by GGV III and GGV III Entrepreneurs to acquire the securities described herein were obtained from capital contributions by their respective partners. No part of the purchase price of the ADS was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Class A common shares. Ms. Jenny Hong Wei Lee serves on the Issuer’s Board of Directors and is a Managing Director of GGV III LLC.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the securities in open market transactions for investment purposes with the aim of increasing the value of their investments.

Subject to applicable legal requirements, one or more of the GGV Entities may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the GGV Entities’ ownership of the Issuer’s securities, other opportunities available to the GGV Entities, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the GGV Entities may dispose of all or a portion of their securities of the Issuer at any time. Each of the GGV Entities reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the GGV Entities have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being de-listed from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

14.

Item 5 (a) and (b).        Interest in Securities of the Issuer.

The following information with respect to the ownership of Class A common shares by the Reporting Persons filing this statement on Schedule 13D is provided as of December 3, 2012:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1, 3, 4)
GGV III	99,219,740	0	100,833,340	0	100,833,340	100,833,340	9.5%
GGV III Entrepreneurs	1,613,600	0	100,833,340	0	100,833,340	100,833,340	9.5%
GGV III LLC (2)	0	0	100,833,340	0	100,833,340	100,833,340	9.5%
Scott B. Bonham (2)	0	0	100,833,340	0	100,833,340	100,833,340	9.5%
Hany M. Nada (2)	0	0	100,833,340	0	100,833,340	100,833,340	9.5%
Thomas K. Ng (2)	0	0	100,833,340	0	100,833,340	100,833,340	9.5%
Jixun Foo (2)	0	0	100,833,340	0	100,833,340	100,833,340	9.5%
Glenn Solomon (2)	0	0	100,833,340	0	100,833,340	100,833,340	9.5%
Jenny Hong Wei Lee (2)	0	0	100,833,340	0	100,833,340	100,833,340	9.5%
Fumin Zhuo (2)	0	0	100,833,340	0	100,833,340	100,833,340	9.5%
Jessie Jin (2)	0	0	100,833,340	0	100,833,340	100,833,340	9.5%

(1)	Represents the number of common shares currently held by the Reporting Persons.
(2)	GGV III LLC is the sole general partner of GGV III and GGV III Entrepreneurs and possesses sole power to direct the voting and disposition of the shares owned by GGV III and GGV III Entrepreneurs and may be deemed to have indirect beneficial ownership of the shares held by GGV III and GGV III Entrepreneurs. GGV III LLC owns no securities of the Issuer directly. Messrs. Scott B. Bonham, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas K. Ng, Fumin Zhuo, Ms. Jenny Hong Wei Lee and Ms. Jessie Jin are Managing Directors of GGV III LLC and share voting and dispositive power over the shares held by GGV III and GGV III Entrepreneurs.
(3)	This percentage is calculated based on the Issuer’s aggregate Class A common shares equivalent, based on a total of 156,000,000 Class A common shares underlying the ADS and 907,833,224 Class A common shares issuable upon conversion of Class B shares as reported in the issuer’s Form 424B4 and filed with the Securities and Exchange Commission on November 21, 2012.
(4)	The 100,833,340 Class A common shares held by the Reporting Persons represents 42.6% of the Issuer’s aggregate Class A common shares outstanding, based ‘on a total of 156,000,000 Class A common shares underlying the ADS and 80,833,340 Class A common shares issuable upon conversion of Class B shares held by the Reporting Persons as of November 21, 2012.

Item 5(c).	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in Class A common shares during the past 60 days.

Item 5(d).	No other person is known to have the right to receive or the power to direct the receipt of dividends from or any proceeds from the sale of Class A common shares beneficially owned by the Reporting Persons.

Item 5(e).	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to Be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

15.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2012

GRANITE GLOBAL VENTURES III L.P.

GGV III ENTREPRENEURS FUND L.P.

BY: GRANITE GLOBAL VENTURES III L.L.C.

ITS: GENERAL PARTNER

By:	/s/ Hany M. Nada
Hany M. Nada
Managing Director

GRANITE GLOBAL VENTURES III L.L.C.

By:	/s/ Hany M. Nada
Hany M. Nada
Managing Director

/s/ Hany M. Nada
Hany M. Nada as Attorney-in-fact for Scott B. Bonham

/s/ Hany M. Nada
Hany M. Nada

/s/ Hany M. Nada
Hany M. Nada as Attorney-in-fact for Thomas K. Ng

/s/ Hany M. Nada
Hany M. Nada as Attorney-in-fact for Jixun Foo

/s/ Hany M. Nada
Hany M. Nada as Attorney-in-fact for Glenn Solomon

/s/ Hany M. Nada
Hany M. Nada as Attorney-in-fact for Jenny Hong Wei Lee

/s/ Hany M. Nada
Hany M. Nada as Attorney-in-fact for Fumin Zhuo

/s/ Hany M. Nada
Hany M. Nada as Attorney-in-fact for Jessie Jin

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

16.

SCHEDULE I

Scott B. Bonham

c/o GGV Capital

2494 Sand Hill Road, Suite 100

Menlo Park, California 94025

Citizenship: Canada

Principal Occupation:	Managing Director of Granite Global Ventures III L.L.C., which serves as the general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P.

Hany M. Nada

c/o GGV Capital

2494 Sand Hill Road, Suite 100

Menlo Park, California 94025

Citizenship: United States of America

Principal Occupation:	Managing Director of Granite Global Ventures III L.L.C., which serves as the general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P.

Jixun Foo

c/o GGV Capital

2494 Sand Hill Road, Suite 100

Menlo Park, California 94025

Citizenship: Singapore

Principal Occupation:	Managing Director of Granite Global Ventures III L.L.C., which serves as the general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P.

Glenn Solomon

c/o GGV Capital

2494 Sand Hill Road, Suite 100

Menlo Park, California 94025

Citizenship: United States of America

Principal Occupation:	Managing Director of Granite Global Ventures III L.L.C., which serves as the general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P.

Jenny Hong Wei Lee

c/o GGV Capital

2494 Sand Hill Road, Suite 100

Menlo Park, California 94025

Citizenship: Singapore

Principal Occupation:	Managing Director of Granite Global Ventures III L.L.C., which serves as the general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P.

Thomas K. Ng

c/o GGV Capital

2494 Sand Hill Road, Suite 100

Menlo Park, California 94025

Citizenship: United States of America

Principal Occupation:	Managing Director of Granite Global Ventures III L.L.C., which serves as the general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P.

Fumin Zhuo

c/o GGV Capital

2494 Sand Hill Road, Suite 100

Menlo Park, California 94025

Citizenship: People’s Republic of China

Principal Occupation:	Managing Director of Granite Global Ventures III L.L.C., which serves as the general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P.

Jessie Jin

c/o GGV Capital

2494 Sand Hill Road, Suite 100

Menlo Park, California 94025

Citizenship: People’s Republic of China

Principal Occupation:	Managing Director of Granite Global Ventures III L.L.C., which serves as the general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P.

17.